Exhibit 99.1

Scinai Immunotherapeutics Announces Receipt of an Updated Letter of Intent from the European Investment Bank Providing Specific Terms for Conversion of its Loan to Equity.

JERUSALEM, July 8, 2024 – Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (the “Company”), a biotechnology company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today announced that it has received an updated non-binding Letter of Intent (“LoI”) from the European Investment Bank (the “EIB”). This updated LoI outlines specific indicative terms for converting the majority of the EIB’s loan into equity in the form of preferred shares (the “Preferred Shares”), which are convertible into American Depositary Shares (“ADSs”) representing 19.5% of the fully diluted capital of the Company at the time of closing. The number of ADSs into which the preferred shares would be convertible would be fixed and without anti-dilution rights. The updated LoI does not require a variable remuneration, which in the previous LOI included 3% royalty on the Company’s revenues and 5% of any equity raise up to a limit of EUR 70 million, nor does it provide for mandatory dividends or mandatory redemption. The amount of the loan that would be converted is approximately $28 million, while approximately $270,000 will stay as a loan payable on Dec 31st, 2031. As previously announced, the Company received a Nasdaq Staff determination letter regarding noncompliance with the minimum shareholders’ equity required for continued listing (under Listing Rule 5550(b)(1) or the “Equity Requirement”). At a hearing with the Nasdaq Hearings Panel (the ‘Hearings Panel”) held on June 18, 2024, the Company presented a plan to address the Equity Requirement matter by converting a significant portion of the loan owed by the Company to the EIB into equity and as announced on July 3, 2024 the Hearing Panel has determined to grant the Company’s request to continue its listing on The Nasdaq Stock Market, subject to the Company meeting certain conditions, including filing on or before August 14, 2024, a public disclosure demonstrating compliance with the Equity Requirement.

Based on the Company’s initial analysis with the assistance of an external advisor, the Company believes that this loan to equity conversion would immediately eliminate the shareholders’ deficit of $5.1 million (as of March 31st, 2024) and create a shareholders’ equity surplus. The Company has prepared a white paper analyzing the accounting impact of the transaction and advising whether the conversion would be treated as equity, thereby enabling the Company to regain compliance with the Stockholders’ Equity Requirement (the “Rule”). The above-mentioned white paper is still under review by our independent registered public accounting firm.

As part of its plan to regain compliance, the Company plans to file financial statements for the quarter ended June 30, 2024, to be reviewed by its independent registered public accounting firm, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited. The Company expects to include the LOI description and its accounting implications in the subsequent events footnote for the Q2 2024 financials. The Company believes that the substantial reduction in long-term liabilities should not only enable it to regain compliance with the Rule but should also allow it to remain compliant for the next 12 months.

Additional details of the proposed terms are described below. The Company believes that these terms are very favorable to the Company and its shareholders, and that the substantial reduction in its long-term liabilities should improve its standing in the financial community.

The implementation of the restructuring terms set out in the LOI is subject to obtaining formal approval from the appropriate governing bodies of the EIB, including any revised terms of the Finance Contract. The implementation of these revised terms, once approved, also remains subject to reaching an agreement on the amendment of the Finance Contract and any other relevant legal documentation, and the fulfilment of any conditions precedent, all to the EIB’s satisfaction. There is no guarantee that the parties will execute any final documents revising the Finance Contract, and if executed, that the final revised terms will reflect the terms described herein. Because the terms of the LoI contemplate the issuance of a class of preferred shares, consummation of the conversion is also subject to an amendment to the Company’s articles of association, to be approved by shareholders, authorizing the class of preferred shares.

The following is a summary of the material terms of the Term Sheet. The Company and the EIB intend to enter into definitive agreements amending the Finance Contract and related documents reflecting the terms below. In addition to the terms below, such definitive agreements may also include rights commonly granted to purchasers of private securities of public companies:

1)	Reduction of Principal amount - The outstanding principal amount owed by the Company to the EIB would be reduced to approximately $270,000 (equal to EUR 250,000). The outstanding amount would have a maturity date of December 31, 2031, would not be prepayable in advance, and no interest would accrue or be due and payable on such amount. The Security Agreement between the parties would be amended to cover the new outstanding principal amount and the EIB would have a first ranking secured lien up to the new principal amount. The limitations on the Company under the Finance Contact, including the ability to incur certain indebtedness and enter certain mergers and acquisitions, would continue to apply

2)	Preferred Shares - the remaining then-outstanding principal amount and accrued interest (approximately $28 million) at the time of the restructuring would be converted into 1,000 Preferred Shares with the following rights and limitations:

a.	Conversion rights - The Preferred Shares will be convertible into a fixed number of ADS representing in the aggregate 19.5% of total issued capital of the Company on a fully diluted basis at the closing of the restructuring (with each Preferred Share convertible to a fixed number of ADSs representing 0.0195% of the fully diluted share capital of the Company as of the closing of the restructuring). No anti-dilution rights would attach to the Preferred Shares.

b.	Redemption Value - the Preferred Shares would entitle the holders thereof to redemption payments in the aggregate amount of $34 million ($34,000 per Preferred Share). In the event a Preferred Share is converted into Ordinary Shares, the right to receive such payment for such Preferred Share will be extinguished. The Company will pay the redemption payment only if and at such time (i) as the Company elects, at its sole discretion, to make any such redemption payments, provided that such redemption is in compliance with applicable law, including the Company’s legal ability to pay a dividend to its shareholders, or (ii) in the event of Liquidation (as defined in the Amended Articles) of the Company, in which event the Company will first make the redemption payment (either in whole or, if less than the entire amount, on a pro rata basis based on the number of Preferred Shares held by each holder) before making any payment to holders of Ordinary Shares. The Preferred Shares will not be entitled to cumulative dividends or any mandatory redemption except upon liquidation as stated above.

c.	Limit on Holdings of 4.99% of the Outstanding ADSs at any time - the Preferred Shares would contain a provision preventing the holder from converting such number of Preferred Shares into ADSs to the extent that if, as a result of such conversion, the holder would become the beneficial owner of more than 4.99% of the Company’s outstanding shares as determined under the rules promulgated in the Securities Exchange Act of 1934, as amended.

d.	Veto Rights - the majority holders of the Preferred Shares would also have veto rights over the ability of the Company to (i) incur Indebtedness (as defined in the Amended Articles), subject to certain exceptions, (ii) enter into an M&A Event (as defined in the Amended Articles), (iii) voluntarily delist the trading of the Company’s securities on Nasdaq and (iv) authorize the creation of any security having rights, preferences and privileges equal to or greater than those of the Preferred Shares, including the issuance of additional Preferred Shares.

3)	Cancelation of variable remuneration rights –

a.	the current requirement to pay to EIB 10% of the net proceeds of all equity raises would be cancelled.

b.	the current requirement to pay EIB 3% royalties once the annual revenue threshold reaches EUR 5 million (approximately USD$5.4 million) would be cancelled.

The Company expects to file today a notice and proxy for a scheduled a meeting of shareholders to be held on August 12, 2024, to amend the Company’s articles of association to authorize the creation of the Preferred Shares and the issuance of the Preferred Shares in connection with the proposed debt-to-equity conversion transaction with the EIB.

The Company will be working diligently in the coming month to finalize all legal terms required for the official amendment of the Financial Contract underlying the current venture loan being converted to equity on terms specified above.

Scinai’s management and board of directors extend their appreciation and thanks to the EIB’s officers for their relentless support and is looking forward to completing this important financial contract restructuring, which Scinai expects will propel Scinai’s plans to develop novel therapeutics for the treatment of unmet needs within inflammation and immunology diseases.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services to early stage biotech drug development programs. Company website: www.scinai.com.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

 This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, execution of a definitive agreement providing for revised terms of the Finance Contract with EIB, the accounting impact of execution of such revised terms and the ability of the Company to regain and remain compliant with the continued listing standards of Nasdaq. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that the Company will not execute a definitive agreement with the EIB providing for revised terms of the Finance Contract with EIB; the risk that execution of such a definitive agreement will not resolve the deficiency notice of Nasdaq with respect to the Company’s shareholders’ equity; the risk that the Company will otherwise be unable to regain compliance and remain compliant with the continued listing requirements of Nasdaq irrespective of any such agreement with the EIB; the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other NanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met or that Scinai will not be successful in bringing the NanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the financial facility under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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